March 24, 2006
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Room: 6125
Washington DC, 20549
ATTN: Jeffrey Riedler, Assistant Director

RE:	OMRIX BIOPHARMACEUTICALS, INC. AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1, FILED MARCH 8, 2006; COMMISSION FILE NO. 333-131107
Dear Mr. Riedler:
          On behalf of Omrix Biopharmaceuticals, Inc. (the “Company”), we are hereby responding to comments by the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated March 23, 2006 (the “Comment Letter”), in connection with the above-captioned registration statement (the “Registration Statement”). Page references contained in the response are to the form of prospectus contained in Pre-Effective Amendment No. 2 to the Registration Statement, which is being filed simultaneously with this response. For convenience of reference, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related Company response.
General
1.	In the “Use of Proceeds” section, please disclose the total cost of building your manufacturing facility and the source of any additional funds that may be required. Please see Instruction 3 to Item 504 of Regulation S-K.

Company Response:

The Company has revised the disclosure on page 29 of the Registration Statement to reflect the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Results of Operations
Research and development, clinical and regulatory expenses, net, page 39
2.	We have read your response to comment 24 and we believe that the disclosures detailed below are useful to investors. As such we are reissuing the prior comment to the extent noted below.

Please disclose the following information for each of your major research and development projects:
a.	The costs incurred during each period presented and to date on the project;

b.	The nature, timing and estimated costs of the efforts necessary to complete the project;

c.	The anticipated completion dates;

d.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

e.	The period in which material net cash inflows from significant projects are expected to commence.
Regarding a., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Company Response:

As to item (a), the Company has revised the disclosure on page 39 of the Registration Statement to add a table showing the cost incurred in fiscal years ended December 31, 2003, 2004 and 2005. This information is not available for the period after year-end.

All of the Company’s major products are in the pre-clinical stage or in clinical trials. Therefore, as to items (b), (c) and (e), the Company has revised the disclosure on page 39 of the Registration Statement to add disclosure regarding the timing of the trials and expected launch dates to the extent that information is available.

As to item (d), the Company has revised the disclosure on page 39 of the Registration Statement in response to the Staff’s comment.

Note 12: Commitments and Contingent Liabilities
Guarantee, page F-24
3.	We have read your response to comment 38. Please clarify in the filing the distinction between a fixed charge and a floating charge.

Company Response:

The Company has revised the disclosure on page F-24 of the Registration Statement to reflect the Staff’s comment.
Note 13: Stockholders’ Deficiency
g. Stock option plans and stock options, page F-26
4.	We have read your response to comment 40. Please disclose the following:
•	The method used in valuing the issuance;

•	Whether the valuation was contemporaneous or retrospective;

•	Significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.
Company Response:

The Company has revised the disclosure on page 42 of the Registration Statement to reflect the Staff’s comment.
*****
     We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-2694.
Very truly yours,
/s/ Phyllis G. Korff
Phyllis G. Korff

3